DIVX, INC.

4780 Eastgate Mall
San Diego, CA 92121
(858) 882-0600

September 19, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E., Mail Stop 4561

Washington, DC 20549-4561

Attn:	Maryse Mills-Apenteng, Esq.

Re:	DivX, Inc.
Registration Statement on Form S-1 (File No. 333-133855)

Dear Ms. Mills-Apenteng:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 21, 2006, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

Very truly yours,

DIVX, INC.

/s/ JOHN A. TANNER
John A. Tanner
CFO, Finance and Administration